Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57832-8

Web site: www.langmichener.com

Direct Line: (604) 691-7493
Direct Fax Line: (604) 893-2398
E-Mail: hono@lmls.com

July 21, 2006

BY EDGAR AND COURIER
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:               Mr. Roger Baer

Dear Sirs/Mesdames:

Nord Resources Corporation
Form 10-KSB/A for the Year Ended December 31, 2005
Filed June 30, 2006
Form 10-QSB for the Interim Period Ended March 31, 2006
Filed May 15, 2006
SEC File No. 001-08733

We refer to Staff’s letter to Nord Resources Corporation (the “Company”) of July 13, 2006, signed by Karl Hiller, Accounting Branch Chief, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”), in respect of Amendment No. 1 to the Company’s Annual Report for the year ended December 31, 2005 (the “Form 10-KSB/A”).

We are pleased to confirm that, on behalf of the Company, we have filed with the Commission today, via the EDGAR system: (a) our letter of even date providing the Company’s responses to Staff’s comments on the Form 10-KSB/A (the “Response Letter”); (b) Amendment No. 2 (the “Amended Form 10-KSB”) to the Company’s Annual Report for the year ended December 31, 2005 on Form 10-KSB; and (c) Amendment No. 1 to the Company’s quarterly report for the interim period ended March 31, 2006.

The following enclosed documents are being furnished to the Commission as supplemental material to the Amended Form 10-KSB:

(a)	a copy of the letter from N.A. Degerstrom, Inc. (“NAD”) to the Company dated September 30, 2005; and (supletter-1.pdf)

(b)	a copy of the letter from NAD to the Company dated July 18, 2006. (supletter-2.pdf)

These letters are both referenced at page 8 of the Response Letter, under the subheading “‘Firm Quote’ From Prospective Mining Contractor.”

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono*
for Lang Michener LLP

*Licensed to Practice in the State of California

HIO/
Encls.